SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration
Statement on Form N-14, SEC File No. 333-
202952, was filed on March 24, 2015. This filing relates to an Agreement and Plan of Reorganization whereby Federated Ohio
Municipal Cash Trust (the ?Surviving Fund?), a portfolio of Money Market Obligations Trust, acquired all of the assets of Touchstone Ohio
Tax-Free Money Market Fund (the ?Acquired
Fund?), a portfolio of Touchstone Tax-Free
Trust, in exchange for shares of the Surviving
Fund as listed in the below chart. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective June 19,
2015, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees by an unanimous written consent signed on March 20, 2015 and was also approved by Acquired Fund shareholders at a Special Meeting held on May
29, 2015.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on April 27, 2015.
Acquired Fund
Surviving Fund
Touchstone Ohio Tax-Free
Money Market Fund
Federated Ohio
Municipal Cash
Trust
          Class A Shares
         Service Shares
          Institutional Shares
         Institutional
Shares